SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 1028277

As at September 13, 2004

ANOORAQ RESOURCES CORPORATION

800 West Pender Street, Suite 1020
Vancouver, British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

  Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Jeffrey R. Mason
Director and Chief Financial Officer

Date: September 13, 2004

* Print the name and title of the signing officer under his signature

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Anooraq Resources Corporation
 1020-800 West Pender St .
Vancouver BC
Canada V6C 2V6
Tel 604 684-6365
Fax 604 684-8092
Toll Free 1 800 667-2114
www.anooraqresources.com

ANOORAQ - PELAWAN COMBINATION RECEIVES
THE APPROVAL OF ANOORAQ SHAREHOLDERS

September 13, 2004, Vancouver, BC - Ronald W. Thiessen, President and CEO, Anooraq Resources Corporation (TSX Venture - ARQ; AMEX - ANO) is pleased to announce that another significant milestone has been achieved in the transaction with Pelawan Investments (Proprietary) Limited ("Pelawan"), whereby Anooraq will acquire Pelawan's 50% participation interest in the Ga-Phasha Platinum Group Metals ("PGM") Project (the "Ga-Phasha Project"), an advanced-stage PGM prospect located on the North Eastern Limb of the Bushveld Complex, approximately 250 kilometres northeast of Johannesburg, South Africa.

The Ga-Phasha Project is a 50/50 joint venture between Pelawan and Anglo American Platinum Corporation Limited ("Anglo Platinum"). The Anooraq-Pelawan transaction is a reverse takeover (the "RTO") under current securities legislation, as more fully described in the Anooraq-Pelawan Joint News Release dated January 21, 2004 and Anooraq News Releases dated January 23 and April 20, 2004. On June 9, 2004 Anooraq announced that formal approval in respect of the RTO was received from the Exchange Control division of the South African Reserve Bank, thereby clearing the way for Anooraq, on closing of the RTO, to become the first Black Economic Empowerment entity ("BEE") in South Africa to hold a primary listing in the North American capital markets. Pelawan shareholders approved the RTO in June 2004.

Anooraq received shareholder approval to complete the RTO at an extraordinary general meeting of its shareholders on September 10, 2004. The parties are proceeding to complete the RTO.

The combination of Pelawan and its interest in the Ga-Phasha Project with Anooraq and its extensive mineral property interests on the Northern and Western Limbs of the Bushveld Complex, the world's premier PGM environment, will result in a BEE company with a significant balanced portfolio of PGM assets as well as extensive North American and South African mining expertise. Participation by BEE companies is required for the development of new mines under the recently passed Mineral and Petroleum Resources Development Act in South Africa. On closing of the RTO, the status as a BEE company and the growth opportunities provided by access to capital through North American markets, positions Anooraq to become a leading PGM company.

It is expected that the RTO will be successfully completed by September 30, 2004. Conclusion of the RTO is subject to a number of conditions precedent including, but not limited to, completion of comprehensive development and operating joint venture and related agreements with Anglo Platinum for the Ga-Phasha Project. These negotiations are well advanced and are expected to be concluded shortly.

For further details on Anooraq and its properties in South Africa, please visit the Company's website at www.anooraqresources.com or contact Investor Services at (604) 684-6365 or, within North America, at
1-800-667-2114.

ON BEHALF OF THE BOARD OF DIRECTORS

/s/ Ronald W. Thiessen

Ronald W. Thiessen
President and CEO

No regulatory authority has approved or disapproved the information contained in this news release.

Completion of the transaction is subject to a number of conditions, including but not limited to, Exchange acceptance. There can be no assurance that the transaction will be completed as proposed or at all. Investors are cautioned that, except as disclosed in the Management Information Circular of Anooraq dated August 11, 2004 prepared in connection with the transaction, any information released or received with respect to the RTO may not be accurate or complete and should not be relied upon. Trading in the securities of Anooraq should be considered highly speculative.

The TSX Venture Exchange has in no way passed upon the merits of the proposed transaction and has neither approved nor disapproved the contents of this press release. The American Stock Exchange has in no way passed upon the merits of the proposed transaction and has neither approved nor disapproved of the contents of this press release.

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, and continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's annual Form 20-F filing with the United States Securities Commission and its home jurisdiction filings that are available at www.sedar.com.

BMO Nesbitt Burns, subject to completion of satisfactory due diligence, has agreed to act as sponsor to Anooraq Resources Corporation in connection with the transaction. An agreement to sponsor should not be construed as any assurance with respect to the merits of the transaction or the likelihood of completion.